00040
Certificate Number

125,000
Number of Shares

STOCK CERTIFICATE

Verax Research Services, Inc.

Incorporated in: Delaware

Has a total authorized amount of 125,000,000 shares, at $0.001 par value of common stock of Verax Research Services, Inc.

This is to certify that on the 6th day of May 2019, Amy James is the owner of 125,000 shares of common stock of the above-named corporation, which are non-assessable, fully paid shares. The transfer of these shares must be done in accordance with the by-laws of the named corporation, in person, or by a duly appointed attorney or officer of the named corporation, and recorded in the books of the corporation.

Chief Executive Officer

Chairman of the Board